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                                                                     EXHIBIT 6.9


                                 MARCH 30, 1999


GEORGE S. DINSDALE
354 LYNN STREET
HARRINGTON PARK, NJ 07640

DEAR GEORGE:

This letter sets out MegaWorld's employment offer to you effective April 1, 1999 as per our general discussions on Saturday February 20, 1999.

POSITION:

       *  President of the Communications Division of MegaWorld, Inc.

TERM:
       *  Three year initial term with an option to renew for one year.

SALARY:

       *  Base $150,000 per year

INCENTIVE BONUS:

       * An incentive bonus of $50,000, or 1/2% of the pre-tax profits of the Communications Division for the calendar year of 1999, whichever is greater, will be paid on or before April 1, 2000.

       * During each of the following years, (years 2, 3 & 4 or 2000 through
2002) an incentive bonus of 1/2 percent of pre-tax profits will be paid for each calendar year on or before April 1 of the following year.

STOCK OPTIONS:

       * FIXED: Stock options will be granted on April 1, of each year for four
(4) years, 1999 through 2002. Options for years one (1) through three (3) will be granted at 100,000 shares for each year and year four (4) the grant will be 200,000 shares. The option period will be three years from the date of the grant, for all options granted.

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       * OPTION PRICE: The option price for first year of the 1999 options is the market price (price of the last trade) on your first day of employment, April 1, 1999. The option price for the second and third year of the 1999 options granted and the option prices for all other options granted is as listed herein

         *    Year 1                    Year 2                     Year 3
               $2.00                     $1.00                     $.0001

       * VARIABLE OPTIONS BASED ON COMPANY PRE-TAX PROFIT: At the end of each calendar year additional stock options will be granted based upon the pre-tax performance of the Communications Division of MegaWorld. The average price of the last trade each day for the month of December will determine the price of the stock. The amount of option each year will be determined by dividing the December average price into the reported pre-tax profits. This calculation, to determine the amount of the variable option, will be made prior to April 1, and the option will be granted on April 1 of each year. The option price will be as listed above.

       * OPTION TERMINATION: In the event this contract is terminated, prior to the term of the contract by MegaWorld, except for cause a herein defined as illegal activity or activity clearly detrimental to the company's interest, a 12 month severance package will be granted. In the event of a resignation prior to the term of the contract, accrued options must be a exercised with in 90 days from the date of termination.

CAR ALLOWANCE:

       * $800.00 per month. A flat sum will be paid to you each month as a car transportation allowance. You will be responsible for insurance, maintenance and fuel. Tolls, parking, and other business expenses related to normal business activity are expense items to be submitted monthly for reimbursement.

OTHER EXPENSES:

       * MegaWorld, Inc. will be responsible for all reasonable approved expenses normally required with the performance of normal duties of your office.

FRINGE BENEFITS:

       * MegaWorld currently offers its employees a medical benefits plan, a dental plan, and a 401-K program. In this regard MegaWorld agrees to cover your medical insurance premiums for HOM coverage for you and your family. MegaWorld currently does not offer vision coverage or life insurance, but arrangements are being made to offer these benefits by January 1, 2000. Your paid vacation will be four (4) weeks annually.

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NON-COMPETE:

       * You agree that you shall neither compete with MegaWorld nor disclose any information you may have obtained by working for or with MegaWorld for a period equal to the severance period agreed to and not to exceed 12 months. In the event the non-compete agreement interferes with "Right to Work Laws" than the non-compete is null and void.

Pre-tax profit is defined as the earnings reported for tax purposes on the Profit & Loss statements for the Communications Division.

Sincerely,

/s/ Charles D. McPhail
Charles D. McPhail
Chairman, President and Chief Executive Officer

Agreed and Accepted this 31 day of March, 1999

/s/ George Dinsdale
George Dinsdale